Exhibit 99.1

INX Finalizes Openfinance Securities Acquisition Terms

Acquisition will bring broker-dealer, ATS business, digital asset listings, clients and licenses to INX

NEW YORK, CHICAGO, – January 19, 2021 - INX Limited, the blockchain-based platform for trading digital securities and cryptocurrencies in accordance with SEC, FINRA and EU regulations, announced today that a definitive agreement has been signed for the acquisition of Openfinance Securities LLC, a registered U.S. broker-dealer operating a registered FINRA/SIPC member, with an alternative trading system (ATS) (“Openfinance”). Integration of Openfinance’s registered user base to INX is expected to result in a critical mass for the upcoming INX platform launch.

Subject to customary regulatory approvals, INX will acquire Openfinance’s broker-dealer and ATS business including its systems, digital asset listings, client base and licenses. This combination will more than quadruple registered users to the platform. Openfinance is based in Chicago with offices in New York and Pennsylvania.

INX bolsters its leadership position in the digital asset ecosystem with the acquisition of Openfinance, one of the pioneers of regulated trading platforms in this space. Openfinance listings include companies such as Blockchain Capital, Spice VC and Lottery.com. INX recently announced the future listings of Diamond Standard’s Diamond Token, Pixelmatic’s Infinite Fleet, Wave’s Kentucky Whiskey Fund, Klickown AG and Solidblock. INX assures continuity of operations and service to Openfinance’s customer base.

“The broker-dealer and ATS business enables investors to trade security tokens on the Openfinance platform. The acquisition shortens the time for INX to go to market. Now we expect to go live a few months after closing with both our cryptocurrency trading platform and a fully-regulated securities trading platform,” commented Shy Datika, President and founder of INX.

“INX developed a proprietary trading platform, and built it from the ground up with regulation in mind. Our trading platform and portfolio are the perfect match for INX to debut listing and trading of digital securities with full regulatory compliance, fair trading policies, secure protocols and privacy procedures,” commented Jim Stonebridge, CEO of Openfinance.

INX recently launched the first SEC-registered digital security IPO for both retail and institutional investors. INX plans to provide innovative trading and capital raising financial instruments to enterprises and companies worldwide.

For more information on INX Limited, please visit the website www.inx.co and follow the platform on Telegram, Reddit, Instagram, Facebook, Twitter, YouTube or LinkedIn.

About INX

INX aims to provide a regulated trading platform for digital securities and cryptocurrencies combining traditional markets expertise and a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology and an innovative regulatory path.

About Openfinance

Openfinance is transforming alternative asset investing with the leading trading platform for the secondary trading of digital securities. Backed by a team of industry veterans and key partnerships, Openfinance provides unprecedented access to liquidity and investment opportunity in the $8.8 trillion alternative asset market. Through our wholly owned broker/dealer, Openfinance Securities, LLC, Member FINRA/SIPC, Openfinance is an SEC-designated ATS licensed to trade digitally formatted securities, including blockchain-based STOs.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in the prospectus that forms a part of the effective registration statement filed with the SEC, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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Press Contact:

Pistol x Stamen

Denise Weaver

dweaver@pistolandstamen.com

310-721-6710